AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 1995


                                                       REGISTRATION NO. 33-97878
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 2
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                                  NAC RE CORP.
             (Exact Name of Registrant as Specified in its Charter)

                           DELAWARE                                             13-3297840
(State or Other Jurisdiction of Incorporation or Organization)     (I.R.S. Employer Identification No.)

                              -------------------

                              ONE GREENWICH PLAZA
                            GREENWICH, CT 06836-2568
                                 (203) 622-5200
              (Address, Including Zip Code, and Telephone Number,
       including Area Code, of Registrant's Principal Executive Offices)

                              MARTHA G. BANNERMAN
                       VICE PRESIDENT AND GENERAL COUNSEL
                                  NAC RE CORP.
                              ONE GREENWICH PLAZA
                            GREENWICH, CT 06836-2568
                                 (203) 622-5200
                     (Name and Address, Including Zip Code,
        and Telephone Number, Including Area Code, of Agent For Service)
                              -------------------

                                   COPIES TO:

     HOWARD CHATZINOFF, ESQ.                         F. SEDGWICK BROWNE, ESQ.
      WEIL, GOTSHAL & MANGES                       MORGAN, LEWIS & BOCKIUS LLP
         767 FIFTH AVENUE                                101 PARK AVENUE
     NEW YORK, NEW YORK 10153                        NEW YORK, NEW YORK 10178
          (212) 310-8000                                  (212) 309-6000
                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement includes two prospectuses, the first relating to an offering of the Registrant's Common Stock and the second relating to an offering of the Registrant's Notes. Each prospectus is included herein in its entirety, notwithstanding that the descriptions of the Registrant and its business, as well as the financial statements, are identical in the two prospectuses.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 15, 1995

[NAC RE CORP. LOGO]
                                   PROSPECTUS
                                1,500,000 SHARES

                                  NAC RE CORP.
                                  COMMON STOCK


    The 1,500,000 shares of common stock, par value $.10 per share (the "Common Stock"), offered hereby are being offered by NAC Re Corp. (the "Company"). The Common Stock is listed on the New York Stock Exchange under the symbol "NRC." Application will be made for the listing on such Exchange of the shares offered hereby. November 13, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $36.00 per share. See "Price Range of Common Stock and Dividend Policy."


    Concurrently (or substantially concurrently), by a separate prospectus, $100
million aggregate principal amount of the Company's   % Notes due 200  are being
offered by the Company to the public.

                              -------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                              IS A CRIMINAL OFFENSE.


                              -------------------

                                         UNDERWRITING
                        PRICE TO         DISCOUNTS AND       PROCEEDS TO
                         PUBLIC          COMMISSIONS*         COMPANY+
Per Share..........
Total++............

    * The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

    + Before deducting expenses payable by the Company estimated to be
      $         .

    ++ The Company has granted to the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is
       exercised in full, the total price to public will be $         , the
       total underwriting discounts and commissions will be $         and the
       total proceeds to the Company will be $         . See "Underwriting."

                              -------------------

    The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of certificates therefor will be made at the office of Dillon, Read & Co. Inc., New York, New York on or
about            , 1995 against payment therefor in New York funds. The
Underwriters include:

DILLON, READ & CO. INC.                                  OPPENHEIMER & CO., INC.

                  The date of this Prospectus is       , 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY OR THE NOTES OF THE COMPANY AT A LEVEL ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                             AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005, on which the Company's Common Stock is listed.


    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, filed by the Company with the Commission, are incorporated by reference in this Prospectus:

        Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "1994 10-K");

        Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995;

        Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995; and


        Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995 (the "September 1995 10-Q").



    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference in this Prospectus, and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to Martha G. Bannerman, Vice President and General Counsel, NAC Re Corp., One Greenwich Plaza, P.O. Box 2568, Greenwich, CT 06836-2568, telephone (203) 622-5248.

                                  THE COMPANY

GENERAL

    The Company, through its wholly-owned subsidiary, NAC Reinsurance Corporation ("NAC"), is principally engaged in providing treaty and facultative reinsurance to primary insurers of casualty risks (principally general liability, automobile and workers' compensation) and commercial and personal property risks. In consideration for reinsuring risks, NAC receives a share of the premiums written by the primary insurer. NAC reinsures parts of its risks with other reinsurers and pays to such reinsurers a portion of the premiums that NAC receives from the primary insurer.

    NAC is licensed to write reinsurance in all fifty states, the District of Columbia, Puerto Rico and all provinces of Canada. NAC has an "A" (Excellent) rating from A. M. Best Company, an independent insurance industry rating organization. NAC also has an "AA-" claims-paying rating from Standard & Poor's ("S&P"), which is S&P's fourth highest rating. Based on industry data at December 31, 1994 published by the Reinsurance Association of America (RAA), NAC is the tenth largest reinsurance company in the United States, ranked by statutory surplus.


    The Company has experienced steady premium growth in recent years due to several factors, including external market influences and internal initiatives. Consolidated net premiums written increased 20.1% for the first nine months of 1995, 30.1% for 1994 and 25.7% for 1993, with growth from increases in participations from existing clients, increases in the amount of underlying premium written by ceding company clients and business from new clients. The Company has also benefited from changes in buying patterns for both property and casualty business as purchasers of reinsurance have favored the financially secure reinsurers, and have begun to reduce the number of reinsurers with which they reinsure risks. These changes in the market have produced increased opportunities which have contributed to the Company's premium growth.



    While the majority of the Company's premium continues to be generated by its casualty treaty business, the Company's focus on certain specialty lines of business, particularly fidelity/surety, aviation, and ocean marine, has also generated growth. In addition, due to the maturing of the Company's facultative infrastructure, an expanded focus on more complex lines of casualty facultative business, and the successful marketing of casualty and property facultative automatics, facultative premium increases have contributed to the Company's growth. Further, the Company's most significant investment in recent years to expand its business has been the establishment of a fully licensed wholly-owned international reinsurance subsidiary in London. NAC Reinsurance International Limited currently writes business in Europe, Japan and Australasia, and contributed approximately 10% of the Company's net premiums written for the nine months ended September 30, 1995.

    The Company's total assets were approximately $2.2 billion at September 30, 1995. Cash and invested assets were approximately $1.6 billion at September 30, 1995, an increase of 13.0% over the approximately $1.4 billion of cash and invested assets at December 31, 1994. As a result of the continued increase in invested assets coupled with a moderate increase in pretax yields, net investment income for the first nine months of 1995 increased 13.3% over the comparable 1994 period. Net investment income increased 5.1% in 1994 compared to 16.8% in 1993 and 11.7% in 1992. The increase in each year was the result of growth in invested assets due to the investment of cash flow from operations and in 1993, and to a lesser extent in 1992, the investment of the net proceeds from the Company's 1992 debt offerings. The Company's pretax investment yield was 6.0% for the nine month period ended September 30, 1995, 6.0% in 1994, 6.4% in 1993 and 6.6% in 1992. On an after-tax basis, the investment yield was 4.7% during the nine month period ended September 30, 1995, 4.5% in 1994, 4.9% in 1993 and 5.3% in 1992.


    The Company and NAC are subject to regulation under the insurance statutes, including holding company statutes, of various states, Canada and the United Kingdom. These regulations vary among jurisdictions, but generally require insurance holding companies and insurers that are subsidiaries of holding companies to register and file certain reports. These reports include information concerning their capital structure, ownership, financial condition and general business operations, and require prior regulatory agency approval of changes in control of an insurer and of intercorporate transfers of assets within the holding company structure.

    The Company's principal executive offices are located at One Greenwich Plaza, Greenwich, Connecticut 06836-2568 and its telephone number is (203) 622-5200.

                         SUMMARY FINANCIAL INFORMATION


    The following table provides summarized financial information of the Company, including its consolidated subsidiaries, at and for the nine months ended September 30, 1995 and 1994 and each of the three years ended December 31, 1994, 1993 and 1992. The financial data have been derived from the September 1995 10-Q, the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1994 and the 1994 10-K and are qualified in their entirety by such reports. See "Incorporation of Certain Documents by Reference."


                                               (UNAUDITED)
                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                         -----------------------   ------------------------------------
                                            1995         1994         1994         1993       1992(1)
                                         ----------   ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
Summary Performance Data:
    Gross premiums written.............    $503,671     $420,251     $575,037     $431,582     $366,292
    Net premiums written...............     382,689      318,722      438,201      336,941      268,023
    Premiums earned....................     358,376      280,933      395,731      306,379      250,533
    Net investment income..............      66,907       59,031       80,504       76,632       65,590
    Net investment gains...............      16,077        3,033        2,155       19,095        9,081
    Total revenues.....................     441,360      342,997      478,390      402,106      325,204
    Net income.........................      43,568       26,228       35,612       42,351       22,443
Per Share Data:
    Primary:
        Average shares outstanding.....      17,942       17,938       17,895       18,420       18,313
        Net income.....................       $2.43        $1.46        $1.99        $2.30        $1.23
    Fully Diluted:
        Average shares outstanding.....      20,023       19,970       20,053       20,445       18,536
        Net income.....................       $2.31        $1.44        $1.95        $2.24        $1.21
    Cash dividends per share...........         .14          .12          .16          .16          .16
Balance Sheet Data:
    Cash and investments(2)............  $1,598,583   $1,385,135   $1,414,527   $1,412,624   $1,258,016
    Total assets(2)(3).................   2,189,024    1,881,112    1,916,768    1,778,868    1,596,209
    Claims and claims expenses,
      gross(3).........................   1,214,226    1,043,012    1,086,170      909,061      808,489
    Claims and claims expenses, net of
      reinsurance recoverables.........     919,387      771,738      808,433      697,221      626,090
    Stockholders' equity(2)............     429,650      339,058      319,085      375,540      309,221
    Stockholders' equity per
      share(2).........................       24.39        19.30        18.23        21.13        17.35
Domestic Statutory Data:
    Statutory composite ratio..........       103.4%       106.0%       105.7%       110.9%       126.9%
    Statutory surplus..................    $452,788     $408,190     $407,024     $406,163     $384,032


------------

(1) In 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The cumulative effect from prior years increased net income by $12,057,000 or $.66 per share on a primary basis and $.65 per share on a fully diluted basis. See Note 4 of Notes to Consolidated Financial Statements incorporated by reference to
    Exhibit 13 to the 1994 10-K.

(2) At December 31, 1993, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Retroactive application to prior periods is prohibited. See Note 1 of Notes to Consolidated Financial Statements incorporated by reference to Exhibit 13 to the 1994 10-K.

(3) Reflects the adoption of SFAS No. 113, "Accounting and Reporting of Reinsurance of Short-Duration and Long-Duration Contracts," in 1993, which requires the classification of reinsurance recoverables on claims and claims expenses (including incurred but not reported) and unearned premium to be reported as assets. Years prior to 1993 have been reclassified to reflect the adoption of SFAS No. 113.

                              CONCURRENT OFFERING


    Concurrently (or substantially concurrently), by a separate prospectus, $100
million aggregate principal amount of the Company's   % Notes due 200  (the
"Notes") are being offered by the Company to the public.


                                USE OF PROCEEDS

    The Company anticipates that substantially all of the net proceeds to the Company from the sale of the Common Stock and from the offering of the Notes will be contributed to NAC to increase its statutory capital base and will be invested in accordance with the Company's investment guidelines for all of its invested assets.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock has been traded on the NYSE since May 1, 1995, under the symbol "NRC." Prior thereto, the Common Stock was traded on the NASDAQ Stock Market under the symbol "NREC." The following table sets forth, for the calendar periods indicated, the high and low sales price per share of Common Stock (i) on the consolidated transaction reporting system, as reported by the Dow Jones Historical Stock Quote Reporter Service with respect to periods on and after May 1, 1995 and (ii) on the NASDAQ national market reporting system for periods prior to May 1, 1995.


                                                               SALES PRICE
                                                             ----------------
                                                              HIGH      LOW
                                                             ------    ------
1993
  First Quarter...........................................   $44.75    $37.75
  Second Quarter..........................................    43.25     33.25
  Third Quarter...........................................    38.25     33.38
  Fourth Quarter..........................................    36.50     28.00
1994
  First Quarter...........................................   $32.00    $26.00
  Second Quarter..........................................    31.75     24.00
  Third Quarter...........................................    29.75     24.38
  Fourth Quarter..........................................    34.00     24.25
1995
  First Quarter...........................................   $34.00    $28.25
  Second Quarter..........................................    35.25     28.50
  Third Quarter...........................................    39.00     30.63
  Fourth Quarter (through November 13, 1995)..............    38.38     31.75



    On November 13, 1995, the last reported sale price of Common Stock on the NYSE was $36.00 per share. There were 300 holders of record of shares of Common Stock as of November 13, 1995. Cede & Company held over 95% of the shares of Common Stock outstanding as of such date as nominee for an unknown number of beneficial stockholders.



    The Company has declared its regular quarterly cash dividend of $.04 per share during each of the two most recent fiscal years and for the first quarter of 1995. The Company has declared a quarterly cash dividend of $.05 per share for the second and third quarters of 1995. While there is presently no intention to increase or decrease the cash dividend on Common Stock in the foreseeable future, future dividends will be dependent upon, among other factors, the earnings of the Company, its financial condition, its capital requirements, general business conditions and the ability of NAC to pay dividends to the Company. The payment of dividends by NAC is subject to restrictions imposed by New York insurance law. NAC may pay cash dividends only out of its statutory earned surplus, which was approximately $85.8 million at December 31, 1994. Additionally, the maximum amount of dividends that may be paid in any twelve-month period without the prior approval of the Insurance Department of the State of New York is the lesser of net investment income or 10% of statutory surplus, as such terms are defined in the New York insurance law. The maximum amount of cash dividends that NAC could pay as of September 30, 1995 without regulatory approval was approximately $40.7 million.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company and its consolidated subsidiaries as of September 30, 1995 and as adjusted to reflect the sale of the Common Stock offered hereby and the $100 million aggregate principal amount of Notes also being offered by the Company. The information contained in the table assumes the over-allotment option with respect to the Common Stock is not exercised. This table should be read in conjunction with the Company's September 1995 10-Q and 1994 10-K. See "Incorporation of Certain Documents by Reference."


                                                                           AS OF SEPTEMBER 30,
                                                                                  1995
                                                                         -----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                         --------    -----------
                                                                             (IN THOUSANDS)
Long-term Debt(1):
    Senior Debt:
      Revolving Credit and Term Loan(2)...............................   $ 17,762     $  17,762
      8% Notes due 1999...............................................    100,000       100,000
       % Notes due 200 .................................................    --          100,000
                                                                         --------    -----------
          Total Senior Debt...........................................    117,762       217,762
    5.25% Convertible Subordinated Debentures due 2002................    100,000       100,000
                                                                         --------    -----------
          Total Long-term Debt........................................    217,762       317,762
                                                                         --------    -----------
Stockholders' Equity(3):
    Preferred stock, $1.00 par value:
      1,000 shares authorized, none issued (includes 90 shares of
        Series A Junior Participating Preferred Stock)................      --           --
    Common stock, $.10 par value:
      25,000 shares authorized, 19,753 shares issued; 21,253 as
        adjusted......................................................      1,975         2,125
    Additional paid-in capital........................................    196,845       248,047
    Unrealized appreciation of investments, net of tax................     19,738        19,738
    Currency translation adjustments, net of tax......................      2,283         2,283
    Retained earnings.................................................    251,363       251,363
    Less treasury stock, at cost (2,136 shares).......................    (42,554)      (42,554)
                                                                         --------    -----------
          Total Stockholders' Equity..................................    429,650       481,002
                                                                         --------    -----------
          Total Long-term Debt and Stockholders' Equity...............   $647,412     $ 798,764
                                                                         --------    -----------
                                                                         --------    -----------


------------

(1) For information with respect to interest rates, maturities, priorities and restrictions related to outstanding long-term debt, see Note 7 of Notes to Consolidated Financial Statements incorporated by reference to Exhibit 13 to the 1994 10-K.

(2) The Revolving Credit and Term Loan is a component of "Other liabilities" on the Company's Consolidated Balance Sheet included in the Consolidated Financial Statements incorporated by reference to Exhibit 13 to the 1994 10-K.

(3) For information with respect to stock options, see Note 8 of Notes to Consolidated Financial Statements incorporated by reference to Exhibit 13 to the 1994 10-K.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    The authorized capital stock of the Company presently consists of 25,000,000 shares of Common Stock, and 1,000,000 shares of Preferred Stock, $1.00 par value (the "Preferred Stock"). At November 13, 1995, there were 17,638,437 shares of Common Stock, and no shares of Preferred Stock, outstanding.


    The following are summaries of the terms of the Common Stock and the Preferred Stock. Such summaries do not purport to be complete and are subject in all respects to the Certificate of Incorporation and By-laws of the Company.

COMMON STOCK

    The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor, subject to the terms of any Preferred Stock of the Company then outstanding.

    The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. Shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors. Pursuant to the Company's Restated Certificate of Incorporation, the Company's Board of Directors is divided into three classes of Directors serving staggered three year terms. The division of the Board into separate classes may operate as an anti-takeover device, and will make any takeover of the Company more difficult to achieve than if all Directors were members of a single class. Holders of Common Stock do not have any conversion, redemption or preemptive rights. In the event of the dissolution, liquidation or winding up of the Company, holders of Common Stock will be entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Company indebtedness, and the liquidation preference of any preferred shares then outstanding.

    The Common Stock is listed on the NYSE.

PREFERRED STOCK

    Under Delaware law, the Company's Board of Directors has authority to issue, without further action by stockholders, one or more series of Preferred Stock, and to determine at the time of issuance of each such series the rights and preferences thereof (including dividend rate, liquidation priority, and conversation and voting rights, if any). The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power or other rights of the holders of Common Stock.

    The holders of the Preferred Stock are entitled to receive dividends, as specifically provided with respect to each series, prior to the payment or declaration of any dividends for the Common Stock.

PREFERRED STOCK PURCHASE RIGHTS PLAN

    On June 9, 1988, the Board of Directors of the Company declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock of the Company. The distribution was payable as of June 21, 1988 to stockholders of record on that date. Each Right entitled the registered holder to purchase from the Company one one-hundredth (1/100) of a share of preferred stock of the Company, designated as Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") at a price of $85 per one one-hundredth (1/100) of a share, or $8,500 per share ("Purchase Price"), subject to adjustment. As a result of stock splits of the Company's Common Stock declared June 8, 1989 and July 29, 1991, each Right now entitles the registered holder to purchase from the Company one-two hundred and twenty-fifth (1/225) of a share of Series A Preferred Stock, at a price of $37.78 per one-two hundred and twenty-fifth (1/225) of a share, or $8,500, per share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, as amended (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

    As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

    Until the close of business on the tenth day following the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the Company's voting stock ("Acquiring Person"), or (ii) the commencement of, or public announcement of an intention to make, a tender or exchange offer (other than a tender or exchange offer by the Company, any subsidiary of the Company, or any employee benefit plan of the Company or of any subsidiary of the Company) whose consummation would result in the ownership of 30% or more of the outstanding shares of Common Stock of the Company, even if no purchases actually occur pursuant to such offer (the tenth day (or such later date as may be determined by action of the Board of Directors) after the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of June 21, 1988, by such Common Stock certificate with a copy of a summary of Rights attached thereto. An Acquiring Person shall not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, (D) the Equitable Life Assurance Society of the United States (the "Equitable"), provided, further, however, that the Equitable (together with any of its affiliates or associates) shall not be the beneficial owner of more than 28.5% of the shares of voting stock of the Company, (E) any person whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results from a transaction or transactions approved by the Continuing Directors (as defined in the Rights Agreement) and effected before such person acquires such 15% beneficial ownership (provided that such person shall become an Acquiring Person upon his acquisition of any of the Company's voting stock), (F) any person whose beneficial ownership of shares of voting stock of the Company is increased to 15% or more of the shares of voting stock of the Company then outstanding solely by reason of a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Continuing Directors of the Company (provided that such person shall become an Acquiring Person upon his acquisition of any of the Company's voting stock) or (G) any person whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results from any action or transaction deemed by a resolution of the Continuing Directors of the Company not to cause such person to become an Acquiring Person which resolution is passed prior to such person otherwise becoming an Acquiring Person; provided that in the event a person does not become an Acquiring Person by reason of clause (E), (F) or (G), such person shall become an Acquiring Person upon his acquisition of an additional 1% of the Company's voting stock (unless such person would not become an Acquiring Person by reason of any provision of the Rights Agreement, including those referred to in clauses (E), (F) and (G)).

    The Rights Agreement provides that, until the Distribution Date, the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after June 21, 1988 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of June 21, 1988, with or without a copy of a summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date. Following the Distribution Date, Rights may be transferred separately from any transfer of Common Stock by the transfer of the respective Rights Certificate.

    The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on June 21, 1998, unless earlier redeemed by the Company as described below.

    The Series A Preferred Stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. Series A Preferred Stock may not be issued except upon exercise of Rights. Each share of Series A Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $37.78 per share or 225 times the cash dividends declared on the Company's Common Stock. In addition, the Series A Preferred Stock is entitled to 225 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Company, the holders of the Series A Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $37.78 per one-two hundred and twenty-fifth (1/225) share or 225 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 225 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 225 times the amount received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and voting are protected by antidilution provisions.

    The number of shares of Series A Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Purchase Price is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

    Unless the Rights are earlier redeemed or the transaction is approved by the Continuing Directors, in the event that, after the Rights have become exercisable, the Company were to be acquired in a merger or other business combination (in which any shares of the Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

    Fractions of shares of Series A Preferred Stock may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one-two hundred and twenty-fifth (1/225) of a share.

    At any time on or prior to the close of business on the tenth day after a public announcement that a person has become an Acquiring Person (or such later date as a majority of the Continuing Directors may determine), the Company may redeem the Rights in whole, but not in part, at a price of $.0222 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is incorporated in this summary description herein by reference.

    Certain Potential "Anti-Takeover" Effects. The exercise of the Rights by the holders thereof upon the acquisition by a person or group of 15% or more of the outstanding Common Stock or upon a merger or other acquisition transaction involving the Company could cause substantial dilution to the value and voting power of the Common Stock held by the acquiring person or group, whose Rights would be null and void. Accordingly, the Rights may have the effect of making more difficult or discouraging, absent the support of the Company's Board of Directors, certain tender offers and other transactions that are viewed favorably by stockholders that could give holders of Common Stock the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. This feature of the Rights also could assist management in retaining their positions with the Company.

    The Company's Board of Directors believes the Rights increase the Board's ability to effectively represent the collective interests of stockholders. The Rights Agreement is designed to encourage persons interested in acquiring the Company to consult and negotiate with the Board, which, in its view, is in a more advantageous position than stockholders to negotiate effectively with potential acquirors. The Rights are also intended to provide the Board with the time to appropriately evaluate acquisition proposals and alternative means to maximize stockholder values.

    The Company is not aware of any proposals or efforts by any person or group to acquire the Company.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date on which the person became an interested stockholder, the board of directors of the corporation approved the business combination or the transaction resulting in such person becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (excluding certain shares of voting stock), or (iii) on or after such date on which the person became an interested stockholder, the business combination is approved by the board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes, among other transactions, mergers and asset sales resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, individually or together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

CERTAIN BY-LAW PROVISIONS

    The Company's By-laws provide additional notice requirements for stockholder nominations of candidates for election to the Board of Directors and proposals for other business that may be properly brought before a meeting by stockholders. At annual meetings, stockholders will be entitled to submit nominations for directors and proposals for such other business only upon advance written notice to the Secretary of the Company within the time period specified in the Company's By-laws. At special meetings held for the election of directors, stockholders will be entitled to submit nominations for directors only upon advance written notice to the Secretary of the Company made by the tenth day following the notice to stockholders of the special meeting.

TRANSFER AGENT AND REGISTRAR

    American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005, is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING

    The names of the Underwriters of the Common Stock offered hereby and the aggregate number of shares of Common Stock which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the
Underwriting Agreement, dated             , 1995, are as follows:

                                                         NUMBER OF
                                                          SHARES
      UNDERWRITER                                     OF COMMON STOCK
      -----------                                     ---------------
Dillon, Read & Co. Inc.............................
Oppenheimer & Co., Inc.............................
                                                      ---------------









        Total......................................
                                                      ---------------
                                                      ---------------

    Dillon, Read & Co. Inc. ("Dillon Read") is the Managing Underwriter. Oppenheimer & Co., Inc. ("Oppenheimer") is co-manager. If any shares of Common Stock offered hereby are purchased by the Underwriters, all of such shares will be so purchased. The Underwriting Agreement contains provisions whereby, if any Underwriter defaults in its obligation to purchase Common Stock, and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the Common Stock offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

    The Common Stock is being initially offered severally by the Underwriters at the price set forth on the cover page hereof, or at such price less a concession
not to exceed $         per share on sales to certain dealers. The Underwriters
may allow, and such dealers may re-allow, a concession not in excess of
$         per share on sales to certain dealers. The offering of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any offer for the purchase of Common Stock. After the Common Stock is released for sale to the public, the public offering price and other selling terms may be changed by the Underwriters.

    The Company has granted the Underwriters an option to purchase an additional 225,000 shares of Common Stock on the same terms per share. If the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares of Common Stock so purchased as the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,500,000. The Underwriters may exercise such option on or before the thirtieth day from the date of the initial public offering of the Common Stock offered hereby and only to cover over-allotments made of the Common Stock in connection with this offering.

    The Company has agreed that until 90 days after the date of this Prospectus, without the prior written consent of Dillon Read, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company which are, or which are convertible into or exchangeable or exercisable for securities which are, substantially similar to the Common Stock other than (i) the Common Stock issuable upon conversion of the Company's 5 1/4% Convertible Subordinated Debentures due 2002 and (ii) securities issuable pursuant to existing options or under the Company's existing employee benefit plans or similar plans.

    The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

    John P. Birkelund, a Director of the Company, is Chairman of Dillon Read. Stephen Robert, a Director of the Company, is Chairman of Oppenheimer. During 1994, Dillon Read and Oppenheimer were retained to provide general financial advisory services to the Company in 1994 and 1995 for a fee of $100,000 per firm. Further, Oppenheimer provides investment advisory services with respect to the Company's pension funds and a small portion of the Company's investment portfolio. In addition, Dillon Read and Oppenheimer are acting as co-lead underwriters in connection with the offering of the Notes.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Martha G. Bannerman, Vice President and General Counsel of the Company, and for the Underwriters by Morgan, Lewis & Bockius LLP, New York, New York. Ms. Bannerman beneficially owns 68,402 shares of Common Stock of the Company, including 51,645 shares issuable pursuant to exercisable options.

                                    EXPERTS

    The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


    With respect to the unaudited consolidated interim financial information for the nine month periods ended September 30, 1995 and 1994 incorporated by reference herein, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in the Company's quarterly reports on Form 10-Q for the quarters ended September 30, 1995, June 30, 1995 and March 31, 1995 and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Act for their report on the unaudited interim financial information because such report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

=======================================  =======================================

    NO PERSON IS AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS               NAC RE CORP.
OTHER THAN THOSE CONTAINED OR INCORPORATED
BY REFERENCE IN THIS PROSPECTUS, AND, IF
GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON AS
HAVING BEEN AUTHORIZED. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL OR A              -------------------
SOLICITATION OF AN OFFER TO BUY ANY
SECURITIES OTHER THAN THE COMMON STOCK
DESCRIBED IN THIS PROSPECTUS. THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL OR A SOLICITATION OF AN OFFER TO BUY
SUCH COMMON STOCK IN ANY CIRCUMSTANCES
IN WHICH SUCH OFFER OR SOLICITATION IS
UNLAWFUL. NEITHER THE DELIVERY OF THIS
PROSPECTUS NOR ANY SALE MADE HEREUNDER                 1,500,000 SHARES
SHALL, UNDER ANY CIRCUMSTANCES, CREATE
ANY IMPLICATION THAT THERE HAS BEEN NO                   COMMON STOCK
CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF OR THAT THE
INFORMATION CONTAINED OR INCORPORATED
BY REFERENCE HEREIN IS CORRECT AS OF ANY
TIME SUBSEQUENT TO THE DATE OF SUCH
INFORMATION.


           -------------------

            TABLE OF CONTENTS
                                                          PROSPECTUS
                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2                     , 1995
The Company...........................     3
Summary Financial Information.........     5
Concurrent Offering...................     6
Use of Proceeds.......................     6           -------------------
Price Range of Common Stock and
  Dividend Policy.....................     7
Capitalization........................     8
Description of Capital Stock..........     9
Underwriting..........................    13         DILLON, READ & CO. INC.
Legal Matters.........................    14
Experts...............................    14         OPPENHEIMER & CO., INC.

=======================================  =======================================

                 SUBJECT TO COMPLETION, DATED NOVEMBER 15, 1995

[NAC RE CORP. LOGO]
                                   PROSPECTUS
                                  $100,000,000

                                  NAC RE CORP.
                      % NOTES DUE                   , 200
                    (INTEREST PAYABLE         AND         )


    Interest on the Notes is payable semi-annually on       and       ,
commencing       , 19  . The Notes will bear interest at the rate of   % per
annum and will mature on       , 200 . The Notes are not redeemable prior to
maturity and do not have the benefit of a sinking fund. The Notes will constitute unsecured and unsubordinated indebtedness of NAC Re Corp. (the "Company") and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness which, at September 30, 1995, was $117,762,000. The Company is a holding company and, accordingly, the Notes will be effectively subordinate to all existing and future indebtedness of the operating subsidiaries of the Company.


    The Notes offered hereby will be issued only in registered form in denominations of $1,000 and integral multiples thereof. The Notes will be represented by one or more global notes ("Global Notes") registered in the name of a nominee of The Depository Trust Company (the "Depositary"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in certificated form will not be issued in exchange for Global Notes. See "Description of the Notes." The Notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Notes. From time to time the Underwriters as set forth under "Underwriting" herein may make a market in the Notes. However, at this time, no determination has been made as to whether or not the Underwriters will make a market in the Notes.

    Concurrently (or substantially concurrently), by a separate prospectus, 1,500,000 shares of the Company's Common Stock are being offered by the Company to the public.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                              IS A CRIMINAL OFFENSE.

                              -------------------
                                                UNDERWRITING
                               PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                PUBLIC*         COMMISSIONS+        COMPANY*++
Per Note..................
Total.....................


    * Plus accrued interest, if any, from       , 1995.

    + The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

    ++ Before deducting expenses payable by the Company estimated at $         .

                              -------------------

    The Notes are being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the Notes will be ready for delivery at the office of Dillon, Read & Co. Inc., New York, New York, or through the
facilities of the Depositary on or about             , 1995 against payment
therefor in New York funds. The Underwriters are:

            DILLON, READ & CO. INC.          OPPENHEIMER & CO., INC.

                  The date of this Prospectus is       , 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY OR THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Company's Common Stock, $.10 par value (the "Common Stock"), is listed.


    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, filed by the Company with the Commission, are incorporated by reference in this Prospectus:

        Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "1994 10-K");

        Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995;

        Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995; and


        Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995 (the "September 1995 10-Q").


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes hereunder shall be deemed to be incorporated by reference in this Prospectus, and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to Martha G. Bannerman, Vice President and General Counsel, NAC Re Corp., One Greenwich Plaza, P.O. Box 2568, Greenwich, CT 06836-2568, telephone (203) 622-5248.

                                  THE COMPANY

GENERAL

    The Company, through its wholly-owned subsidiary, NAC Reinsurance Corporation ("NAC"), is principally engaged in providing treaty and facultative reinsurance to primary insurers of casualty risks (principally general liability, automobile and workers' compensation) and commercial and personal property risks. In consideration for reinsuring risks, NAC receives a share of the premiums written by the primary insurer. NAC reinsures parts of its risks with other reinsurers and pays to such reinsurers a portion of the premiums that NAC receives from the primary insurer.

    NAC is licensed to write reinsurance in all fifty states, the District of Columbia, Puerto Rico and all provinces of Canada. NAC has an "A" (Excellent) rating from A. M. Best Company, an independent insurance industry rating organization. NAC also has an "AA-" claims-paying rating from Standard & Poor's ("S&P"), which is S&P's fourth highest rating. Based on industry data at December 31, 1994 published by the Reinsurance Association of America (RAA), NAC is the tenth largest reinsurance company in the United States, ranked by statutory surplus.


    The Company has experienced steady premium growth in recent years due to several factors, including external market influences and internal initiatives. Consolidated net premiums written increased 20.1% for the first nine months of 1995, 30.1% for 1994 and 25.7% for 1993, with growth from increases in participations from existing clients, increases in the amount of underlying premium written by ceding company clients and business from new clients. The Company has also benefited from changes in buying patterns for both property and casualty business as purchasers of reinsurance have favored the financially secure reinsurers, and have begun to reduce the number of reinsurers with which they reinsure risks. These changes in the market have produced increased opportunities which have contributed to the Company's premium growth.



    While the majority of the Company's premium continues to be generated by its casualty treaty business, the Company's focus on certain specialty lines of business, particularly fidelity/surety, aviation, and ocean marine, has also generated growth. In addition, due to the maturing of the Company's facultative infrastructure, an expanded focus on more complex lines of casualty facultative business, and the successful marketing of casualty and property facultative automatics, facultative premium increases have contributed to the Company's growth. Further, the Company's most significant investment in recent years to expand its business has been the establishment of a fully licensed wholly-owned international reinsurance subsidiary in London. NAC Reinsurance International Limited currently writes business in Europe, Japan and Australasia, and contributed approximately 10% of the Company's net premiums written for the nine months ended September 30, 1995.



    The Company's total assets were approximately $2.2 billion at September 30, 1995. Cash and invested assets were approximately $1.6 billion at September 30, 1995, an increase of 13.0% over the approximately $1.4 billion of cash and invested assets at December 31, 1994. As a result of the continued increase in invested assets coupled with a moderate increase in pretax yields, net investment income for the first nine months of 1995 increased 13.3% over the comparable 1994 period. Net investment income increased 5.1% in 1994 compared to 16.8% in 1993 and 11.7% in 1992. The increase in each year was the result of growth in invested assets due to the investment of cash flow from operations and in 1993, and to a lesser extent in 1992, the investment of the net proceeds from the Company's 1992 debt offerings. The Company's pretax investment yield was 6.0% for the nine month period ended September 30, 1995, 6.0% in 1994, 6.4% in 1993 and 6.6% in 1992. On an after-tax basis, the investment yield was 4.7% during the nine month period ended September 30, 1995, 4.5% in 1994, 4.9% in 1993 and 5.3% in 1992.


    The Company and NAC are subject to regulation under the insurance statutes, including holding company statutes, of various states, Canada and the United Kingdom. These regulations vary among jurisdictions, but generally require insurance holding companies and insurers that are subsidiaries of holding companies to register and file certain reports. These reports include information concerning their capital structure, ownership, financial condition and general business operations, and require prior regulatory agency approval of changes in control of an insurer and of intercorporate transfers of assets within the holding company structure.


    The Company's ability to make interest payments on the Notes will be dependent upon the receipt of dividends from NAC. See "Use of Proceeds." The payment of dividends is subject to restrictions imposed by New York insurance law. NAC may pay cash dividends only out of its statutory earned surplus, which was approximately $85.8 million at December 31, 1994. Additionally, the maximum amount of dividends that may be paid in any twelve-month period without the prior approval of the Insurance Department of the State of New York is the lesser of net investment income or 10% of statutory surplus, as such terms are defined in the New York insurance law. The maximum amount of cash dividends that NAC could pay as of September 30, 1995 without regulatory approval was approximately $40.7 million.


    The Company's principal executive offices are located at One Greenwich Plaza, Greenwich, Connecticut 06836-2568 and its telephone number is (203) 622-5200.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:


      NINE MONTHS
         ENDED
     SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
     -------------     ----------------------------------------
     1995     1994     1994     1993     1992     1991     1990
     ----     ----     ----     ----     ----     ----     ----
     5.5 x    3.8 x    3.7 x    4.3 x    1.6 x    10.2x    8.1 x


    For purposes of computing the foregoing ratios, earnings consist of pretax income and fixed charges. Fixed charges consist of interest expense, related amortization of debt expense, and the assumed interest component of rent expense.

                         SUMMARY FINANCIAL INFORMATION


    The following table provides summarized financial information of the Company, including its consolidated subsidiaries, at and for the nine months ended September 30, 1995 and 1994 and each of the three years ended December 31, 1994, 1993 and 1992. The financial data have been derived from the September 1995 10-Q, the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1994 and the 1994 10-K and are qualified in their entirety by such reports. See "Incorporation of Certain Documents by Reference."


                                               (UNAUDITED)
                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                         -----------------------   ------------------------------------
                                            1995         1994         1994         1993       1992(1)
                                         ----------   ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
Summary Performance Data:
    Gross premiums written.............    $503,671     $420,251     $575,037     $431,582     $366,292
    Net premiums written...............     382,689      318,722      438,201      336,941      268,023
    Premiums earned....................     358,376      280,933      395,731      306,379      250,533
    Net investment income..............      66,907       59,031       80,504       76,632       65,590
    Net investment gains...............      16,077        3,033        2,155       19,095        9,081
    Total revenues.....................     441,360      342,997      478,390      402,106      325,204
    Net income.........................      43,568       26,228       35,612       42,351       22,443
Per Share Data:
    Primary:
        Average shares outstanding.....      17,942       17,938       17,895       18,420       18,313
        Net income.....................       $2.43        $1.46        $1.99        $2.30        $1.23
    Fully Diluted:
        Average shares outstanding.....      20,023       19,970       20,053       20,445       18,536
        Net income.....................       $2.31        $1.44        $1.95        $2.24        $1.21
    Cash dividends per share...........         .14          .12          .16          .16          .16
Balance Sheet Data:
    Cash and investments(2)............  $1,598,583   $1,385,135   $1,414,527   $1,412,624   $1,258,016
    Total assets(2)(3).................   2,189,024    1,881,112    1,916,768    1,778,868    1,596,209
    Claims and claims expenses,
      gross(3).........................   1,214,226    1,043,012    1,086,170      909,061      808,489
    Claims and claims expenses, net of
      reinsurance recoverables.........     919,387      771,738      808,433      697,221      626,090
    Stockholders' equity(2)............     429,650      339,058      319,085      375,540      309,221
    Stockholders' equity per
      share(2).........................       24.39        19.30        18.23        21.13        17.35
Domestic Statutory Data:
    Statutory composite ratio..........       103.4%       106.0%       105.7%       110.9%       126.9%
    Statutory surplus..................    $452,788     $408,190     $407,024     $406,163     $384,032


------------

(1) In 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The cumulative effect from prior years increased net income by $12,057,000 or $.66 per share on a primary basis and $.65 per share on a fully diluted basis. See Note 4 of Notes to Consolidated Financial Statements incorporated by reference to
    Exhibit 13 to the 1994 10-K.

(2) At December 31, 1993, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Retroactive application to prior periods is prohibited. See Note 1 of Notes to Consolidated Financial Statements incorporated by reference to Exhibit 13 to the 1994 10-K.

(3) Reflects the adoption of SFAS No. 113, "Accounting and Reporting of Reinsurance of Short-Duration and Long-Duration Contracts," in 1993, which requires the classification of reinsurance recoverables on claims and claims expenses (including incurred but not reported) and unearned premium to be reported as assets. Years prior to 1993 have been reclassified to reflect the adoption of SFAS No. 113.

                              CONCURRENT OFFERING

    Concurrently (or substantially concurrently), by a separate prospectus, 1,500,000 shares of the Company's Common Stock are being offered by the Company to the public. The Company also has granted to the underwriters of that offering a 30-day option to purchase up to 225,000 additional shares solely to cover over-allotments, if any.

                                USE OF PROCEEDS

    The Company anticipates that substantially all of the net proceeds to the Company from the sale of the Notes and from the offering of Common Stock will be contributed to NAC to increase its statutory capital base and will be invested in accordance with the Company's investment guidelines for all of its invested assets.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company and its consolidated subsidiaries as of September 30, 1995 and as adjusted to reflect the sale of the Notes offered hereby and the 1,500,000 shares of Common Stock also being offered by the Company. The information contained in the table assumes the over-allotment option with respect to the Common Stock is not exercised. This table should be read in conjunction with the Company's September 1995 10-Q and 1994 10-K. See "Incorporation of Certain Documents by Reference."


                                                                         AS OF SEPTEMBER 30, 1995
                                                                         ------------------------
                                                                          ACTUAL      AS ADJUSTED
                                                                         --------     -----------
                                                                             (IN THOUSANDS)
Long-term Debt(1):
    Senior Debt:
      Revolving Credit and Term Loan(2)...............................   $ 17,762     $  17,762
      8% Notes due 1999...............................................    100,000       100,000
       % Notes due 200 ................................................     --          100,000
                                                                         --------    -----------
          Total Senior Debt...........................................    117,762       217,762
    5.25% Convertible Subordinated Debentures due 2002................    100,000       100,000
                                                                         --------    -----------
          Total Long-term Debt........................................    217,762       317,762
                                                                         --------    -----------
Stockholders' Equity(3):
    Preferred stock, $1.00 par value:
      1,000 shares authorized, none issued (includes 90 shares of
        Series A Junior Participating Preferred Stock)................      --           --
    Common stock, $.10 par value:
      25,000 shares authorized, 19,753 shares issued; 21,253 as
        adjusted......................................................      1,975         2,125
    Additional paid-in capital........................................    196,845       248,047
    Unrealized appreciation of investments, net of tax................     19,738        19,738
    Currency translation adjustments, net of tax......................      2,283         2,283
    Retained earnings.................................................    251,363       251,363
    Less treasury stock, at cost (2,136 shares) ......................    (42,554)      (42,554)
                                                                         --------    -----------
          Total Stockholders' Equity..................................    429,650       481,002
                                                                         --------    -----------
          Total Long-term Debt and Stockholders' Equity...............   $647,412     $ 798,764
                                                                         --------    -----------
                                                                         --------    -----------


------------

(1) For information with respect to interest rates, maturities, priorities and restrictions related to outstanding long-term debt, see Note 7 of Notes to Consolidated Financial Statements incorporated by reference to Exhibit 13 to the 1994 10-K.

(2) The Revolving Credit and Term Loan is a component of "Other liabilities" on the Company's Consolidated Balance Sheet included in the Consolidated Financial Statements incorporated by reference to Exhibit 13 to the 1994 10-K.

(3) For information with respect to stock options, see Note 8 of Notes to Consolidated Financial Statements incorporated by reference to Exhibit 13 to the 1994 10-K.

                            DESCRIPTION OF THE NOTES

GENERAL

    The Notes are to be issued under an indenture (the "Indenture"), to be entered into by the Company and Shawmut Bank Connecticut, National Association, as trustee (the "Trustee"). A copy of the form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Notes, including the definitions therein of terms not defined in this Prospectus. Wherever particular provisions of the Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made.


    The Notes will be unsecured obligations of the Company limited to $100,000,000 aggregate principal amount and will be pari passu with all other unsecured senior indebtedness of the Company which, at September 30, 1995, was $117,762,000. The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 or integral multiples thereof and will bear
interest from             , 1995, at a rate of   % per annum. The Notes will
mature on             , 200 .


    Interest on the Notes will be payable semi-annually in arrears on
            and             of each year, commencing              , 199 , to
holders of record of the Notes at the close of business on the
            or             immediately preceding such              or
             . Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

    Principal and interest are payable at the office of the Paying Agent but, at the option of the Company, interest may be paid by check mailed to the registered holders at their registered addresses. The Notes (other than Global Notes and beneficial interests therein) are transferable and exchangeable at the office of the Registrar. The Company has initially appointed the Trustee as the Paying Agent and the Registrar and Shawmut Trust Company as Co-Paying Agent and Co-Registrar. The Trustee's current address is 777 Main Street, Hartford, Connecticut 06115.

    The Company does not intend to apply for listing of the Notes on any securities exchange.

    The Notes are not redeemable, and the Company has no sinking fund obligations with respect to the Notes.


    The Company primarily conducts its operations through its subsidiaries. The rights of the Company and its creditors, including the holders of the Notes offered hereby, to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. As of September 30, 1995, the Company's consolidated subsidiary had total aggregate assets of $2.1 billion and total aggregate liabilities of $1.5 billion.


GLOBAL NOTES

    Upon issuance, all Notes will be represented by one or more fully registered Global Notes. Each such Global Note will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary.

    The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the Banking Laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial

Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. The Depositary was created to hold securities of its participants (defined below) and to facilitate clearance and settlement transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Ownership of beneficial interests in Global Notes will be limited to Persons that have accounts with the Depositary ("participants") or Persons that may hold interests through participants. The Depositary has advised the Company that upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of beneficial interests in the Notes. Ownership of beneficial interests in such Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

    So long as the Depositary, or its nominee, is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Payment of principal of, and interest on, the Global Notes will be made to the Depositary or its nominee, as the case may be, as the sole Holder. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest or for supervising or reviewing any records relating to such beneficial ownership interests. The Depositary, upon receipt of any payment of principal or interest in respect of a Global Note, will credit the accounts of the participants with payment in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    If (x) the Depositary is at any time unwilling or unable to continue as Depositary or the Depositary ceases to be a clearing agency registered under the 1934 Act or other applicable statute, (y) the Company executes and delivers to the Trustee a Company order to the effect that the Global Notes shall be transferable and exchangeable or (z) an Event of Default has occurred and is continuing, the Global Notes will be transferable or exchangeable for Notes in definitive form of like tenor in an equal aggregate principal amount. Such definitive Notes shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Global Notes. (Section 2.3)

CERTAIN COVENANTS

    Consolidation, Merger and Sale of Assets. The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any person, unless (i) the resulting, surviving or transferee person (if not the Company) is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such entity (if not the Company) expressly assumes by supplemental indenture all of the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction, no Default has occurred and is continuing; (iii) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of the Company would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted under the Indenture, the Company or such successor corporation or person will take such steps as will be necessary effectively to secure all Notes equally and ratably with all indebtedness secured thereby; and (iv) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture comply with the Indenture. (Section 4.1) Upon any such consolidation, merger or transfer, the resulting surviving or transferee person shall succeed to, and may exercise every right and power of, the Company under the indenture. (Section 4.2)

    Limitations on Disposition of Stock of Restricted Subsidiaries. The Indenture provides that the Company will not, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of any Restricted Subsidiary (or of any Subsidiary having direct or indirect control of any Restricted Subsidiary) except for, subject to the covenant relating to consolidations, mergers and sales and conveyances of assets described in the immediately preceding paragraph, (i) a sale, transfer or other disposition of any capital stock of any Restricted Subsidiary (or of any Subsidiary having direct or indirect control of any Restricted Subsidiary) to a wholly-owned Subsidiary of the Company; (ii) a sale, transfer or other disposition of the entire capital stock of any Restricted Subsidiary (or of any Subsidiary having direct or indirect control of any Restricted Subsidiary) held by the Company and its Subsidiaries for at least fair value (as determined by the Board of Directors of the Company acting in good faith); or (iii) a sale, transfer or other disposition of any capital stock of any Restricted Subsidiary (or of any Subsidiary having direct or indirect control of any Restricted Subsidiary) for at least fair value (as determined by the Board of Directors of the Company acting in good faith) if, after giving effect thereto, the Company and its Subsidiaries would own more than 80% of the issued and outstanding voting stock of such Restricted Subsidiary (or Subsidiary). (Section 3.4)

    The Company is not required pursuant to the Indenture to repurchase the Notes, in whole or in part, with the proceeds of any sale, transfer or other disposition of any shares of capital stock of any Restricted Subsidiary (or of any Subsidiary having direct or indirect control of any Restricted Subsidiary). Furthermore, the Indenture does not provide for any restrictions on the Company's use of any such proceeds.

    Limitations on Liens. The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, incur, issue, assume or guarantee any indebtedness for borrowed money (all such indebtedness for borrowed money incurred, issued, assumed or guaranteed being "Debt") if such Debt is secured by a Lien upon any property or assets, whether now owned or hereafter acquired, of the Company or any Restricted Subsidiary or upon any shares of stock of a Restricted Subsidiary without in any such case effectively providing that the Notes (together with, if the Company shall so determine, any other Debt (or any bonds, debentures, notes or other similar evidences of indebtedness, whether or not for borrowed money) of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the Notes) shall be secured equally and ratably with or prior to such Debt, except that the foregoing restriction shall not apply to:

        (i) Liens on property of, or on any shares of stock of, any corporation existing at the time such corporation becomes a Restricted Subsidiary;

        (ii) Liens on property or shares of stock existing at the time of acquisition thereof by the Company or any Restricted Subsidiary;

        (iii) Liens on property or shares of stock hereafter acquired (or, in the case of property, constructed (including construction of improvements or additions to improvements on existing property)) by the Company or any Restricted Subsidiary and created prior to, at the time of, or within one year after such acquisition (or, in the case of property, the completion of such construction (including construction of improvements or additions to improvements on existing property) or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of all or any part of the purchase price (or, in the case of property (including construction of improvements or additions to improvements on existing property), the construction price) thereof;

        (iv) Liens in favor of the Company or any Restricted Subsidiary;

        (v) Liens in favor of the United States of America, any State thereof or the District of Columbia, or any political subdivision, agency, department or other instrumentality thereof, to secure progress, advance or other payments pursuant to any contract or provision of any statute;

        (vi) Liens on property of a person existing at the time such person is merged into or consolidated with the Company or a Restricted Subsidiary; or

        (vii) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the foregoing clauses (i) to (vi), inclusive; provided, however, that (x) such extension, renewal or replacement Lien shall be limited to all or a part of the same property or shares of stock that secured the Lien extended, renewed or replaced (plus improvements (including additions to improvements) on such property) and (y) the Debt secured by such Lien at such time is not increased (except, with respect to a Lien on property, to the extent that additional Debt was incurred to provide for the payment of all or any part of the construction price of improvements or additions to improvements on such property).

Notwithstanding the above, the Company and one or more Restricted Subsidiaries may, without securing the Notes, issue, assume or guarantee secured Debt which would otherwise be subject to the foregoing restrictions, provided that after giving effect thereto the aggregate amount of such Debt secured pursuant to such exception (not including secured Debt permitted under the foregoing exceptions) does not exceed 15% of Consolidated Tangible Net Worth at the time such Debt is incurred. (Section 3.3)


    Based on the Company's September 30, 1995 balance sheet included in the September 1995 10-Q, as of the date of this Prospectus the amount of Debt which the Company and its Restricted Subsidiaries would be permitted to secure pursuant to the exception set forth in the last sentence of the preceding paragraph would be approximately $64 million.


    The following definitions apply to the covenants described above:

        "Consolidated Tangible Net Worth" means, at any date, the total assets appearing on the most recently prepared consolidated balance sheet of the Company and its Subsidiaries as at the end of a fiscal quarter of the Company, prepared in accordance with generally accepted accounting principles consistently applied, less (a) the total liabilities appearing on such balance sheet, and (b) intangible assets. "Intangible assets" means the value (net of any applicable reserves), as shown on or reflected in such balance sheet, of: (i) all trade names, trademarks, licenses, patents, copyrights and goodwill; (ii) organizational and development costs; and (iii) unamortized debt discount and expense, less unamortized premium. "Intangible assets" excludes deferred policy acquisition costs and deferred income tax assets.

        "Lien" means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

        "Restricted Subsidiary" means any Subsidiary which is incorporated under the laws of the United States of America, any State thereof or the District of Columbia, and which is a regulated insurance or reinsurance company principally engaged in one or more of the property, casualty and life insurance businesses; provided, however, that no Subsidiary shall be a Restricted Subsidiary if the total assets of such Subsidiary are less than 10% of the total assets of the Company and its consolidated Subsidiaries (including such Subsidiary) in each case as set forth on the most recently prepared balance sheets of such Subsidiary and the Company and its consolidated Subsidiaries, respectively, as at the end of a fiscal quarter of the Company or such Subsidiary, as applicable, and computed in accordance with generally accepted accounting principles.

        "Subsidiary" means a corporation of which a majority of the capital stock having voting power under ordinary circumstances to elect a majority of the board of directors is owned by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries. (Section 1.1)


    Based on the Company's September 30, 1995 balance sheet included in the September 1995 10-Q, as of the date of this Prospectus, NAC is the Company's only Restricted Subsidiary. As of September 30, 1995, NAC's assets represented approximately 97% of the Company's consolidated total assets and NAC's net income for the nine month period ended September 30, 1995 represented all of the Company's consolidated net income during such period.


AMENDMENT AND WAIVER

    Subject to certain exceptions, the Indenture may be amended with the written consent of the holders of at least a majority in principal amount of the Notes then outstanding and any past default or compliance with any provision may be waived with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. (Section 8.2 and Section 5.4) However, without the consent of each holder of any outstanding Note affected thereby, no amendment may, among other things, (i) reduce the amount of Notes whose holders must consent to an amendment; (ii) reduce the rate of or extend the time for payment of interest on any Note; (iii) reduce the principal of or extend the fixed maturity of any Note; (iv) make any Note payable in money other than that stated in the Note; (v) impair the right to receive payment of principal of and interest on or with respect to the Notes or impair the right to institute suit for the enforcement of any payment on or with respect to any Note; or (vi) waive certain payment defaults with respect to the Notes. (Section 8.2) Without the consent of any holders of the Notes, the Company and the Trustee may amend the Indenture (A) to cure any ambiguity, omission, defect or inconsistency, (B) to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, (C) to provide for uncertificated Notes in addition to or in place of certificated Notes so long as such uncertificated Notes are in registered form for the purposes of the Internal Revenue Code of 1986, as amended, (D) to add guarantees of the Notes, (E) to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, (F) to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of

1939, as amended, and (G) to make any change that does not adversely affect the rights of any holder of the Notes. (Section 8.1)

TRANSFER

    The Notes will be issued only in registered form. The Notes (other than Global Notes and beneficial interests therein) will be transferable only upon the surrender to the Registrar of such Notes being transferred for registration of transfer. (Section 2.7)

EVENTS OF DEFAULT

    An Event of Default as defined in the Indenture includes the occurrence of any of the following: (i) a default in the payment of principal of any Note when due at its stated maturity, upon declaration or otherwise; (ii) a default in the payment of interest on any Note when due, and such default continues for 30 days; (iii) a failure by the Company for 15 days after notice to comply with its obligations under the covenants described above under "Certain Covenants--Consolidation, Merger and Sale of Assets," and "Certain Covenants--Limitations on Disposition of Stock of Restricted Subsidiaries"; (iv) a failure by the Company for 60 days after notice to comply with its other agreements contained in the Notes or in the Indenture; (v) the principal amount of any indebtedness of the Company or any Subsidiary for borrowed money in excess of $5,000,000 is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of an event of default, and such failure to pay or acceleration continues for 15 days after notice; or (vi) certain events of bankruptcy, insolvency or reorganization of the Company or a Restricted Subsidiary. (Section 5.1)

    If an Event of Default occurs and is continuing with respect to the Indenture or the Notes, the Trustee or the holders of 25% in principal amount of the outstanding Notes may declare the principal of and accrued interest on all Notes to be due and payable. Upon such a declaration, or automatically in the case of certain events of bankruptcy, insolvency or reorganization of the Company or a Restricted Subsidiary, such principal and interest will be due and payable immediately. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to such Notes and its consequences. (Section 5.2)

    Prior to taking any action under the Indenture, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. Subject to such provisions for indemnification and certain limitations contained in the Indenture, the holders of a majority in principal amount of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 5.5)

    No holder of any Note may pursue any remedy with respect to the Indenture or the Notes, unless (i) such holder shall have given to the Trustee written notice of a continuing Event of Default with respect to the Notes; (ii) the holders of at least 25% in principal amount of the outstanding Notes shall have made written request to the Trustee to pursue the remedy, and shall have offered the Trustee reasonable security or indemnity against any loss, liability or expense;
(iii) within 60 days following the receipt of such request and offer of security and indemnity, the Trustee shall not have received from the holders of a majority in principal amount of the outstanding Notes a direction inconsistent with such request; and (iv) the Trustee shall have failed to comply with such request within such 60-day period. (Section 5.6) Notwithstanding any other provision of the Indenture, the right of a holder of a Note to receive payment of the principal of and interest on such Note on or after the respective due dates expressed in such Note, or to bring suit for the enforcement of any such payment, shall not be impaired or affected without the consent of such holder. (Section 5.7)

    The Company will deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officers' Certificate stating whether or not any Default has occurred during such fiscal year. The Officers' Certificate shall describe such Default, its status and what action the Company is taking or proposes to take with respect thereto. (Section 3.5)

SATISFACTION AND DISCHARGE OF THE INDENTURE

    The Indenture provides that when (i) the Company delivers to the Trustee all outstanding Notes for cancellation or (ii) all outstanding Notes have become due and payable and the Company irrevocably deposits with the Trustee funds sufficient to pay at maturity all outstanding Notes, including interest thereon, and if in either case the Company pays all other sums payable under the Indenture by the Company, then the Indenture shall cease to be of further effect, except for certain obligations, including those respecting the obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a Registrar and Paying Agent in respect to the Notes. The Trustee shall acknowledge satisfaction and discharge of the Indenture on demand of the Company accompanied by an Officer's Certificate and an Opinion of Counsel and at the cost and expense of the Company. (Section 7.1(a))

DEFEASANCE

    The Indenture provides that the Company at any time may terminate its obligations under the Indenture and the Notes ("defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a Registrar and Paying Agent in respect of the Notes. (Sections 7.1(b) and (c))

    If the Company exercises its defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. (Section 7.1(b))

    In order to exercise its defeasance option, the Company must (i) irrevocably deposit in trust with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to maturity; (ii) deliver to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance or discharge, and the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940; (iii) comply with certain other conditions; and (iv) deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with. (Section 7.2)

GOVERNING LAW

    The Indenture provides that it will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby. (Section 9.9)

CONCERNING THE TRUSTEE

    Shawmut Bank Connecticut, National Association will act as trustee for the Notes issued under the Indenture. Shawmut Bank Connecticut, National Association currently serves as trustee under the indenture relating to the Company's 8% Notes due 1999 and as trustee under the indenture relating to the Company's 5 1/4% Convertible Subordinated Debentures due 2002 (the "Convertible Debenture Indenture"), is a lender under the Company's revolving credit and term loan facility and NAC's line of credit agreement and provides other commercial banking services to the Company on a regular basis. Upon the occurrence of a default under any or all of the Indenture, the Convertible Debenture Indenture, the revolving credit and term loan facility or the line of credit agreement, the Trustee may be required to resign as trustee under the Indenture, in which case a successor trustee will be appointed.

                                  UNDERWRITING

    The names of the Underwriters of the Notes offered hereby and the principal amount thereof which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement,
dated            , 1995, are as follows:

                                                      PRINCIPAL AMOUNT
     UNDERWRITER                                          OF NOTES
     -----------                                      ----------------
Dillon, Read & Co. Inc.............................      $
Oppenheimer & Co., Inc.............................
                                                      ----------------
        Total......................................
                                                      ----------------
                                                      ----------------

    Dillon, Read & Co. Inc. ("Dillon Read") is the lead Underwriter. Oppenheimer & Co., Inc. ("Oppenheimer") is co-lead. If any Notes offered hereby are purchased by the Underwriters, all Notes will be so purchased. The Underwriting Agreement contains provisions whereby, if either Underwriter defaults in its obligation to purchase Notes, and if the aggregate obligations of the Underwriter so defaulting do not exceed $10,000,000, the remaining Underwriter must assume such obligations.

    The Notes are being initially offered severally by the Underwriters at the price set forth on the cover page hereof and to certain dealers at such price
less a concession not in excess of    % of the principal amount. The
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of    % of the principal amount on sales to certain dealers. The offering of Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any offer for the purchase of Notes. After the Notes are released for sale to the public, the public offering price and other selling terms may be changed by the Underwriters.

    The Notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Notes. From time to time the Underwriters may make a market in the Notes. However, at this time no determination has been made as to whether or not the Underwriters will make a market in the Notes.

    The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    John P. Birkelund, a Director of the Company, is Chairman of Dillon Read. Stephen Robert, a Director of the Company, is Chairman of Oppenheimer. During 1994, Dillon Read and Oppenheimer were retained to provide general financial advisory services to the Company in 1994 and 1995 for a fee of $100,000 per firm. Further, Oppenheimer provides investment advisory services with respect to the Company's pension funds and a small portion of the Company's investment portfolio. In addition, Dillon Read and Oppenheimer are acting as co-managing underwriters in connection with the offering of the Common Stock.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Notes offered hereby will be passed upon for the Company by Martha G. Bannerman, Vice President and General Counsel of the Company, and for the Underwriters by Morgan, Lewis & Bockius LLP, New York, New York. Ms. Bannerman beneficially owns 68,402 shares of Common Stock of the Company, including 51,645 shares issuable pursuant to exercisable options.

                                    EXPERTS

    The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


    With respect to the unaudited consolidated interim financial information for the nine month periods ended September 30, 1995 and 1994 incorporated by reference herein, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in the Company's quarterly reports on Form 10-Q for the quarters ended September 30, 1995, June 30, 1995 and March 31, 1995 and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Act for their report on the unaudited interim financial information because such report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

=======================================  =======================================

    NO PERSON IS AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS               NAC RE CORP.
OTHER THAN THOSE CONTAINED OR INCORPORATED
BY REFERENCE IN THIS PROSPECTUS, AND, IF
GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON
AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL OR A             -------------------
SOLICITATION OF AN OFFER TO BUY ANY
SECURITIES OTHER THAN THE NOTES DESCRIBED
IN THIS PROSPECTUS. THIS PROSPECTUS DOES
NOT CONSTITUTE AN OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY SUCH NOTES
IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER
OR SOLICITATION IS UNLAWFUL. NEITHER THE
DELIVERY OF THIS PROSPECTUS NOR ANY SALE
MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES,
CREATE ANY IMPLICATION THAT THERE HAS BEEN               $100,000,000
NO CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF OR THAT THE INFORMATION
CONTAINED OR INCORPORATED BY REFERENCE HEREIN      % NOTES DUE          , 200
IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE
DATE OF SUCH INFORMATION.


            -------------------

           TABLE OF CONTENTS

                                        PAGE
                                        ----                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2                         , 1995
The Company...........................     3
Ratio of Earnings to Fixed Charges....     4
Summary Financial Information.........     5           -------------------
Concurrent Offering...................     6
Use of Proceeds.......................     6
Capitalization........................     7
Description of the Notes..............     8
Underwriting..........................    15         DILLON, READ & CO. INC.
Legal Matters.........................    15
Experts...............................    16          OPPENHEIMER& CO., INC.


=======================================  =======================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


SEC Registration Fee............................................   $ 53,869
Trustee's Fees and Expenses (including counsel fees)............     15,000*
Printing Expenses...............................................     35,000*
Legal Fees and Expenses.........................................     75,000*
Accounting Fees and Expenses....................................     30,000*
Blue Sky Fees and Expenses......................................     20,000*
Rating Agency Fees..............................................     65,000*
Miscellaneous...................................................      6,131*
                                                                   --------
        Total...................................................   $300,000*
                                                                   --------
                                                                   --------


------------

* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is a Delaware corporation subject to the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law empowers a corporation, within certain limitations, to indemnify its officers and directors against expenses, including attorneys' fees, judgments, fines and certain settlements, actually and reasonably incurred in any suit or proceeding to which they are parties as long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to a criminal action or proceeding, as long as they had no reasonable cause to believe their conduct to be unlawful.

    The Company's Seconded Amended and Restated Bylaws provide for indemnification for its directors and officers against all expenses and liabilities to the fullest extent permitted by Delaware law. The Company's Restated Certificate of Incorporation eliminates the personal liability of any director of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except (1) for breach of such director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for any transaction from which the director derived an improper personal benefit or (4) for liability arising from the unlawful payment of dividends or unlawful repurchases or redemptions of stock.

    The Company has entered into Indemnification Agreements with its directors, which specifically recite, among other things, that (1) defense costs will be automatically advanced, (2) the director will be entitled to indemnification unless there has been a final determination by a court that (a) the director was not entitled to indemnification or (b) the claim was excluded by the terms of the Agreement, (3) the director agrees to reimburse the Company upon final determination by a court that the director was not entitled to indemnification,
(4) no subsequent amendment of Delaware law shall be given retroactive effect to reduce the indemnity provided and (5) no amendment of the Company's Bylaws shall be given retroactive effect to reduce the indemnity provided.

    By the terms of the Indemnification Agreement, its benefits are secondary if a director has other indemnification or insurance coverage, and are not available at all with respect to (i) a judgment that a director (a) violated
Section 16(b) of the Securities Exchange Act of 1934 or analogous provisions of law or (b) committed acts which were knowingly fraudulent, deliberately dishonest or constituted willful misconduct, or (ii) a judgment of a court with jurisdiction finally determining that indemnification is not lawful.

    The Company's subsidiary, NAC Reinsurance Corporation ("NAC"), is a New York corporation. It is governed by the New York Business Corporation Law, and Sections 721 through and including Section 726 of that law state the guidelines for indemnification of directors and officers.

    In general, these sections provide that a director or officer of NAC may be indemnified for reasonable expenses incurred in successfully defending a derivative action, except that no indemnity shall be provided for (i) amounts paid in settlement of a threatened or pending action with or without court approval, or (ii) expenses incurred in defending a threatened or pending action which is settled without court approval. Directors and officers may also be indemnified in nonderivative actions or threatened actions for judgments, fines, amounts paid in settlement, and reasonable expenses incurred in connection therewith, provided that such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interests of the corporation and, in criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful.

    NAC's charter (certificate of incorporation) has been amended, with the approval of the New York Insurance Department, to incorporate the provisions of
Section 402 of the New York Business Corporation Law. Subject to certain conditions, this provision limits or eliminates the personal liability of any director of NAC to NAC or its sole shareholder, the Company, for damages for any breach of duty in his capacity as a director. NAC's Bylaws also provide for indemnification for its directors and officers to the fullest extent permitted by New York law.

    Additionally, the Company presently has directors' and officers' liability insurance coverage on a claims-made basis with a limit of $25 million. This coverage is subject to a $1 million corporate reimbursement deductible.

ITEM 16. EXHIBITS.


   EXHIBIT
   NUMBER                                      DESCRIPTION
   ------   ----------------------------------------------------------------------------------
     1.1    --Form of Note Underwriting Agreement.*
     1.2    --Form of Common Stock Underwriting Agreement.*
     4.1    --Form of Indenture.*
     4.2    --Form of Debt Securities (included in Exhibit 4.1).*
     4.3    --Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended
              December 31, 1990).
     4.4    --Rights Agreement dated as of June 9, 1988 by and between the Company and
              American Stock Transfer and Trust Company (the "Rights Agreement") (incorporated herein by reference to Exhibit A to the Company's Current Report on Form 8-K
              filed June 24, 1988).
     4.5    --First Amendment to the Rights Agreement dated as of March 28, 1990 (incorporated herein by reference to Exhibit A to the Company's Current Report on Form 8-K
              filed April 2, 1990).
     4.6    --Second Amendment to the Rights Agreement dated as of September 13, 1990
              (incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed September 21, 1990).
     4.7    --Specimen certificate representing Common Stock.*
       5    --Opinion of Martha G. Bannerman, Esq.*
      12    --Computation of Ratio of Earnings to Fixed Charges.
      15    --Letter re unaudited interim financial information.
    23.1    --Consent of Ernst & Young LLP, independent public accountants.
    23.2    --Consent of Martha G. Bannerman, Esq. (contained in her opinion filed as
              Exhibit 5 to this Registration Statement).*
      24    --Powers of Attorney.*
      25    --Statement of Eligibility and Qualification on Form T-1 of Shawmut Bank
              Connecticut, National Association, as Trustee (bound separately).*
      28    --Information from reports furnished to state insurance regulatory authorities
              (incorporated herein by reference to Exhibit 28 to the Annual Report on Form
              10-K of the registrant for the year ended December 31, 1994).


------------

* Previously filed.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

        (1) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (2) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Greenwich, State of Connecticut, on this November 15, 1995.


                                          NAC RE CORP.

                                          By:  /s/ RONALD L. BORNHUETTER
                                              ..................................
                                                    Ronald L. Bornhuetter
                                              Chairman of the Board, President
                                                and Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons on November 15, 1995 in the capacities indicated below.


               SIGNATURE                                      CAPACITY
----------------------------------------  ------------------------------------------------

    /s/ RONALD L. BORNHUETTER             Chairman of the Board, President and Chief
 ........................................    Executive Officer (Principal Executive
         Ronald L. Bornhuetter              Officer)

       /s/ ROBERT A. BELFER*
 ........................................
            Robert A. Belfer              Director

      /s/ JOHN P. BIRKELUND*
 ........................................
           John P. Birkelund              Director

      /s/ C. W. CARSON, JR.*
 ........................................
           C. W. Carson, Jr.              Director

         /s/ TODD G. COLE*
 ........................................
              Todd G. Cole                Director

       /s/ MICHAEL G. FITT*
 ........................................
            Michael G. Fitt               Director

     /s/ DANIEL J. MCNAMARA*
 ........................................
           Daniel J. McNamara             Director

       /s/ STEPHEN ROBERT*
 ........................................
             Stephen Robert               Director

     /s/ WENDY J. STROTHMAN*
 ........................................
           Wendy J. Strothman             Director

   /s/ HERBERT S. WINOKUR, JR.*
 ........................................
        Herbert S. Winokur, Jr.           Director

        /s/ JOHN N. ADIMARI
 ........................................  Acting Chief Financial Officer (Principal
            John N. Adimari                 Accounting Officer)

* By Martha G. Bannerman, the attorney-in-fact and agent for such person, pursuant to a power of attorney, a copy of which has been previously filed herewith as Exhibit 24.

                                                 /s/ MARTHA G. BANNERMAN
                                          ......................................
                                                   Martha G. Bannerman
                                                     Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                       SEQUENTIAL
   EXHIBITS                                DESCRIPTION                                PAGE NUMBERS
   --------   ----------------------------------------------------------------------  ------------
      1.1     --Form of Note Underwriting Agreement.*
      1.2     --Form of Common Stock Underwriting Agreement.*
      4.1     --Form of Indenture.*
      4.2     --Form of Debt Securities (included in Exhibit 4.1).*
      4.3     --Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form
                10-K for the year ended December 31, 1990).
      4.4     --Rights Agreement dated as of June 9, 1988 by and between the Company and American Stock Transfer and Trust Company (the "Rights
                Agreement") (incorporated herein by reference to Exhibit A to the
                Company's Current Report on Form 8-K filed June 24, 1988).
      4.5     --First Amendment to the Rights Agreement dated as of March 28, 1990
                (incorporated herein by reference to Exhibit A to the Company's
                Current Report on Form 8-K filed April 2, 1990).
      4.6     --Second Amendment to the Rights Agreement dated as of September 13,
                1990 (incorporated herein by reference to Exhibit 4.3 to the
                Company's Current Report on Form 8-K filed September 21, 1990).
      4.7     --Specimen Certificate representing Common Stock.*
      5       --Opinion of Martha G. Bannerman, Esq.*
     12       --Computation of Ratio of Earnings to Fixed Charges.
     15       --Letter re unaudited interim financial information.
     23.1     --Consent of Ernst & Young LLP, independent public accountants.
     23.2     --Consent of Martha G. Bannerman, Esq. (contained in her opinion filed as Exhibit 5 to this Registration Statement).*
     24       --Powers of Attorney.*
     25       --Statement of Eligibility and Qualification on Form T-1 of Shamut
                Bank Connecticut, National Association, as Trustee (bound
                separately).*
     28       --Information from reports furnished to state insurance regulatory authorities (incorporated herein by reference to Exhibit 28 to the
                Annual Report on Form 10-K of the registrant for the year ended
                December 31, 1994).


------------
* Previously filed.